Exhibit 4.4

CERTIFICATE OF DOMESTICATION

OF

SUPERNOVA PARTNERS ACQUISITION COMPANY II, LTD.

Pursuant to Sections 103 and 388 of the General

Corporation Law of the State of Delaware

Supernova Partners Acquisition Company II, Ltd., a Cayman Islands exempted company, which intends to domesticate as a Delaware corporation pursuant to this Certificate of Domestication (upon such domestication to be renamed “Rigetti Computing, Inc.” and referred to herein after such time as the “Company”), does hereby certify to the following facts relating to the domestication of the Corporation in the State of Delaware:

1.    The Company was originally incorporated on the 22nd day of December, 2020 under the laws of the Cayman Islands.

2.    The name of the Company immediately prior to the filing of this Certificate of Domestication is Supernova Partners Acquisition Company II, Ltd.

3.    The name of the Company as set forth in the Certificate of Incorporation is Rigetti Computing, Inc.

4.    The jurisdiction that constituted the seat, siege social or principal place of business or central administration of the Company immediately prior to the filing of this Certificate of Domestication is the Cayman Islands.

5.    The domestication has been approved in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of Supernova Partners Acquisition Company II, Ltd. and the conduct of its business or by applicable non-Delaware law, as appropriate.

IN WITNESS WHEREOF, the Company has caused this Certificate of Domestication to be executed in its name this [ ● ] day of [ ● ], 2021.

SUPERNOVA PARTNERS ACQUISITION COMPANY II, LTD., a Cayman Islands company

By:
Name:
Title: